06006593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRAUTMAN WASSERMAN & COMPANY INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 FIFTH AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK BARBERA 212-575-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK BARBERA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRAUTMAN WASSERMAN & COMPANY INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRAUTMAN WASSERMAN & COMPANY, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

TRAUTMAN WASSERMAN & COMPANY, INC.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Trautman Wasserman & Company, Inc.:

We have audited the accompanying statement of financial condition of Trautman Wasserman & Company, Inc. (the "Company") as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Trautman Wasserman & Company, Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statement, there continues to be uncertainty involving the outcome of outstanding claims and regulatory proceedings pending against the Company. A possible unfavorable decision against the Company from these proceedings could have a material adverse effect on the financial condition of the Company. Although it is at least reasonably possible that such a decision will occur, the amount cannot be estimated. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. There has also been a decline in revenues. These pending claims and significant reduction of business raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Notes 5 and 6.

February 28, 2006

Kaufmann, Gallucci + Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

TRAUTMAN WASSERMAN & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	6,321
Due from clearing organization		36,191
Deposit with clearing organization		100,759
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $406,178		42,579
Prepaid expenses and other assets		54,210
Total assets	$	240,060

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	108,214
Shareholders' equity:		
Common stock, no par value; authorized 1,500 shares, issued 1,240 shares		200
Additional paid-in capital		1,671,172
Accumulated deficit		(1,539,526)
Total shareholders' equity		131,846
Total liabilities and shareholders' equity	$	240,060

The accompanying notes are an integral part
of this financial statement.

TRAUTMAN WASSERMAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Trautman Wasserman & Company, Inc., (the Company) is broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company operates as a "general securities introducing broker" whereby all transactions for customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis (see also Note 6). The Company also acts as an agent in the private placements of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related commission income and expenses are reported on a trade date basis. Fees from private placements are recorded at the time the transaction is closed. Consulting and other fees are recorded as the services are rendered and billed to the Company's clients.

Depreciation and amortization were computed using the straight-line method over the estimated useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2005 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 2005 and paid in January 2006. The deposit with the clearing organization is required by the clearing agreement.

NOTE 4 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of

TRAUTMAN WASSERMAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2005

NOTE 4 - CONTINUED

the individual shareholders. State and local minimum taxes for the year ended December 31, 2005 are included in operating expenses.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

At December 31, 2005, the Company had lease commitments for office space expiring March 31, 2007 in New York, and March 31, 2006 in San Francisco. The approximate minimum annual lease payments are as follows:

Year ended December 31	Minimum Lease payments
2006	375,072
2007 (to March 31, 2007)	88,518
	$ 463,590

During 2003, the SEC, NASD and the New York State Attorney General's office subpoenaed the Company's records in connection with an industry wide investigation into mutual fund "market timing" transactions. As a result of such investigation, the Company discontinued this segment of its commission business that year. Although the investigation is ongoing, no public allegations against the Company have been made and no customer complaints have been received to date. As is the case with other companies in similar businesses, the Company faces exposure from actual or potential claims and legal proceedings. Although the investigations by the regulatory authorities continue, the ultimate outcome of these matters cannot presently be determined, and their resolution against the Company could be material. The Company continues to cooperate with the SEC and other regulatory authorities in their investigations, and intends to rigorously defend any allegations that might arise against the Company. The financial statements do not include any adjustments that may be necessary from any unfavorable results from this investigation.

NOTE 6 - ONGOING OPERATIONS

In the last quarter of 2005, the Company experienced a significant reduction in its retail commission business as a result of the competitive market and the ongoing regulatory investigation described in Note 5 above. Therefore, the Company decided to terminate virtually all of its registered sales and support personnel in connection with this segment of its business. Although the Company will continue to act as agent in private placements, the revenue stream from this business segment is not consistent. The discontinuance of virtually all of its retail commission business and the ongoing pending investigation identified in Note 5

NOTE 6 - CONTINUED

raise substantial doubt about the Company's ability to continue as a going concern. Management is placing additional emphasis on fees from private placements and other sources, and taking further steps to reduce its costs in an effort to continue operations.

NOTE 7 - RELATED PARTY TRANSACTIONS

In accordance with an agreement between the Company and a related party which shares office space, personnel, equipment and operating costs with the Company, these expenses are allocated to each Company in amounts proportionate to the relative operations of the two Companies. The statement of operations reflects the Company's share of such expenses. In addition, the Company received private placement and management fees from three private equity companies in which employees of the Company have ownership interests. The fees earned in 2005 amounted to approximately $1,433,000 representing approximately 31% of the total commissions and fees for the year.

NOTE 8 - SECURITIES TRANSACTIONS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company may be exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2005, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company seeks to limit risk associated with non performance by customers by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account.

NOTE 9 - REGULATORY REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2005, the Company had net capital of approximately $33,000 which was $25,000 in excess of the required minimum net

NOTE 9 - CONTINUED

capital at that date of $7,200. The Company's aggregate indebtedness to net capital ratio was 3 to 1 at December 31, 2005.